MR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

[redacted]

09057347

ANNUAL AUDITED REPORT
FORM X-17A-5

PART III
FACING PAGE

SEC FILE NUMBER
8-67786

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Lazard Middle Market LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 South Sixth Street, 46th Floor
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Kyle A. Pecha (612) 371-6533
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

50 South Sixth Street, Suite 2800	Minneapolis	MN	55402
(Address)	(City)	(State)	Zip Code

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

SEC Mail Processing Section
[redacted]
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

AFFIRMATION

I, Kyle A. Pecha, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Lazard Middle Market LLC (the "Company") as of and for the year ended December 31, 2008, are true and correct. I further swear (or affirm) that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Kyle A. Pecha
Vice President and Controller

Subscribed to before me this 25th day of February 2009.

Notary Public

JULIE KAY STOCK
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

LAZARD MIDDLE MARKET LLC

TABLE OF CONTENTS

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a(e)(3)*

Deloitte.

Deloitte & Touche LLP
50 South Sixth Street
Suite 2800
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4445
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Lazard Middle Market LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Lazard Middle Market LLC (the "Company") as of December 31, 2008, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Lazard Middle Market LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 24, 2009

LAZARD MIDDLE MARKET LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$6,350,873
Accounts receivable	2,520,490
Note receivable from related party	300,000
Prepaid and other current assets	109,934
Equipment — Net	47,761
TOTAL	$9,329,058

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 247,587
Accrued salaries, bonuses and related expenses	4,997,776
Due to parent	623,610
Other current liabilities	57,321
Total liabilities	5,926,294
STOCKHOLDER'S EQUITY:	
Additional paid-in capital	1,016,000
Retained earnings	2,386,764
Total stockholder's equity	3,402,764
TOTAL	$9,329,058

See notes to financial statements.

LAZARD MIDDLE MARKET LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Investment banking and other advisory fees	$ 18,894,861
EXPENSES:	
Compensation and benefits	11,181,567
Occupancy	1,532,103
Professional services	280,023
Marketing and business development	1,542,612
Technology and information services	1,169,300
Other expenses	865,355
Total expenses	16,570,960
INCOME FROM OPERATIONS	2,323,901
OTHER INCOME:	
Interest income	72,862
NET INCOME	$ 2,396,763

See notes to financial statements.

LAZARD MIDDLE MARKET LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,396,763
Adjustments to reconcile net income to net cash provided by operating activities:	
Noncash items included in net income:	
Depreciation	5,970
Changes in operating assets and liabilities:	
Accounts receivable	(2,520,490)
Prepaid and other current assets	(109,934)
Other current liabilities	57,321
Due to related parties	623,610
Accrued salaries, bonuses and related expenses	4,997,776
Accounts payable and accrued expenses	247,587
Net cash provided by operating activities	5,698,603
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of equipment	(53,731)
Notes receivable from related parties	(300,000)
Net cash used in investing activities	(353,731)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Capital contribution	1,000,000
Net cash provided by financing activities	1,000,000
INCREASE IN CASH	6,344,872
CASH AND CASH EQUIVALENTS — Beginning of year	6,001
CASH AND CASH EQUIVALENTS — End of year	$ 6,350,873

See notes to financial statements.

LAZARD MIDDLE MARKET LLC

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Additional Paid-In Capital	Retained Earnings/ (Deficit)	Total
BALANCES — December 31, 2007	$ 16,000	$ (9,999)	$ 6,001
Capital contribution	1,000,000		1,000,000
Net income		2,396,763	2,396,763
BALANCES — December 31, 2008	$ 1,016,000	$ 2,386,764	$ 3,402,764

See notes to financial statements.

1. NATURE AND ORGANIZATION OF BUSINESS

Business — Lazard Middle Market LLC (the "Company") is a registered securities broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was formed on November 20, 2007. The Company's FINRA membership application was approved effective June 19, 2008. The Company specializes in assisting in the sale of customers' businesses or business units, and in assisting private and public corporations in transacting debt and equity financings primarily in the private capital markets. The Company does not execute customer securities transactions and therefore does not have a clearing arrangement with any other broker-dealer and holds no customer funds or securities.

The Company is a wholly owned subsidiary of Goldsmith, Agio, Helms & Lynner, LLC (the "Parent"). The Parent's outstanding shares are held 100% by Lazard Freres & Co., LLC ("Lazard Freres"), an investment banking firm. Lazard Freres is a limited liability company and is owned by Lazard Ltd., a publicly held company. The Parent was sold to Lazard Freres effective August 13, 2007.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition — Accomplishment fees from facilitating the sale of customers' businesses or business units, financing transactions, and consulting fees are recognized when earned, typically upon closing of the transaction. Client reimbursements of expenses are presented net in "investment banking and other advisory fees" on the Company's statement of operations. The amount of expenses reimbursed by clients for the year ended December 31, 2008 was $1,106,897.

Income Taxes — The Company is a disregarded limited liability company for tax purposes and therefore does not pay corporate income taxes. Therefore, the Company has not recorded a provision for income taxes in the statement of operations.

Equipment — Equipment is stated at historical cost. The estimated useful life of equipment is three years and is depreciated using a straight-line method. The cost and related accumulated depreciation or amortization of assets sold or otherwise disposed of are removed from the related accounts, and resulting gains or losses are reflected in operations. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized, while expenditures for maintenance and repairs are charged to operations as incurred.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital,

both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. The Company has maintained its net capital above SEC required levels at all times. At December 31, 2008, the Company had net capital as defined by Rule 15c3-1 of $3,074,179, which exceeds its required net capital of $393,710 by $2,680,469. The Company's ratio of aggregate indebtedness to net capital was 1.93 to 1 at December 31, 2008.

4. **EXEMPTION**

The Company claims exemption from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

5. **RELATED-PARTY TRANSACTIONS**

The Company has a management agreement with the Parent under which management fees are paid to the Parent for the actual cost of services provided to the Company. During the year ended December 31, 2008, the Company reimbursed its Parent $1,662,475 for operating expenses paid by them on its behalf and various allocated costs, including depreciation and lease expenses. For the purposes of these financial statements, this expense has been broken out into the actual underlying expense categories.

The Company also pays a monthly management fee to Lazard Freres. During the year ended December 31, 2008, management fees paid to Lazard Freres of $640,000 were charged to operations.

The Company has an outstanding loan receivable with an employee, recorded as "note receivable from related party" on the statement of financial condition as of December 31, 2008 for $300,000.

The results of operations of the Company are not necessarily indicative of the results that might occur if the Company was operating independently.

6. **MAJOR CUSTOMERS**

In 2008, the Company had five customers that provided 56% of total revenues.

7. **COMMITMENTS AND CONTINGENCIES**

Various lawsuits, claims, and proceedings have been, or may be, instituted or asserted against the Company relating to the conduct of its business. The Company records liabilities when the loss amounts are determined to be probable and reasonably estimable. Although the outcome of litigation cannot be predicted with certainty, management believes that the outcome of such legal proceedings and claims would not have a material adverse effect on the Company's financial position or results of operations.

8. **SUBSEQUENT EVENT**

In January 2009, the Parent made a $1,500,000 capital contribution to the Company.

* * * * * *

SUPPLEMENTAL INFORMATION

LAZARD MIDDLE MARKET LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2008

NET CAPITAL:	
Total stockholder's equity	$ 3,402,764
Less nonallowable assets	(2,978,185)
Less haircut on securities	(127,014)
Addback for discretionary bonuses	2,776,614
NET CAPITAL	$ 3,074,179
AGGREGATE INDEBTEDNESS:	
Total liabilities	$ 5,926,294
Less discretionary bonuses	(2,776,614)
AGGREGATE INDEBTEDNESS	$ 3,149,680
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (12.5% of aggregate indebtedness)	$ 393,710
Excess net capital	$ 2,680,469
Ratio of aggregate indebtedness to net capital	1.93 to 1

There were no material differences between the net capital computation as presented herein and as reported by the Company in Part II of the unaudited Securities and Exchange Commission Form X-17a-5, as of December 31, 2008.

Deloitte.

Deloitte & Touche LLP
Suite 2800
50 South Sixth Street
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

February 24, 2009

Lazard Middle Market LLC
225 South Sixth Street, 46th Floor
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Lazard Middle Market LLC (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 24, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

Lazard Middle Market LLC

(SEC I.D. No. 8-67786)

Financial Statements and Supplemental Schedule as of and for the Year Ended December 31, 2008, and Independent Auditors' Report, and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC** Document.